SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No.    )*

The Beard Company
(Name of Issuer)

Common Stock, Par Value $.0006665 Per Share
(Title of Class of Securities)

07384R 40 8
(CUSIP Number)

September 24, 2008
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/    /  Rule 13d-1(b)
/ X /  Rule 13d-1(c)
/    /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07384R 40 8

1.     Name of Reporting Person:

           7HBF, Ltd., a Texas limited partnership

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) /   /

3.     SEC Use Only

4.     Citizenship or Place of Organization: State of Texas

                         5.     Sole Voting Power:  1,865,300
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  1,865,300
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          1,865,300

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 19.9%

12.     Type of Reporting Person: PN

Item 1(a).     Name of Issuer.

The Beard Company

Item 1(b).     Address of Issuer's Principal Executive Offices.

301 NW 63rd Street
Suite 400
Oklahoma City, OK 73116

Item 2(a).     Names of Persons Filing.

7HBF, Ltd., a Texas limited partnership

7HBF Management Co, Ltd., a Texas limited liability company (solely in its capacity as general partner of 7HBF, Ltd.)

Item 2(b).     Address of Principal Business Office, or if None, Residence.

5070 Mark IV Parkway
Fort Worth, TX 76106

Item 2(c).      Citizenship.

State of Texas

Item 2(d).     Title of Class of Securities.

Common Stock, par value $.0006665 per share

Item 2(e).     CUSIP Number.

The CUSIP number of the Stock is 07384R 40 8.

Item 3.     Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b).

Item 4.     Ownership.

7HBF, Ltd.

(a)Amount Beneficially Owned: 1,865,300 shares of Common Stock

(b)Percent of Class: 19.9%

(c)Number of shares as to which the person has:

          (i)    sole power to vote or to direct the vote: 1,865,300

          (ii)   shared power to vote or to direct the vote: 0

          (iii)  sole power to dispose or to direct the disposition of: 1,865,300

          (iv)  shared power to dispose or to direct the disposition of: 0

7HBF Management Co, Ltd. (solely in its capacity as general partner of 7HBF, Ltd.)

(a)Amount Beneficially Owned: 1,865,300 shares of Common Stock

(b)Percent of Class: 19.9%

(c)Number of shares as to which the person has:

          (i)    sole power to vote or to direct the vote: 1,865,300

          (ii)   shared power to vote or to direct the vote: 0

          (iii)  sole power to dispose or to direct the disposition of: 1,865,300

          (iv)  shared power to dispose or to direct the disposition of: 0

Item 5.     Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

This Schedule 13G Statement is being filed on behalf of each of 7HBF, Ltd. and 7HBF Management Co, Ltd. pursuant to Rules 13d-1(c) and 13d-1(k)(1)(iii).

Item 9.     Notice of Dissolution of Group.

Not Applicable.

Item 10.     Certification.

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:     October 10, 2008

7HBF, Ltd., a Texas limited partnership By: 7HBF Management Co, Ltd., a Texas limited liability company, its General Partner By: /s/ John D. Harvison John D. Harvison, Manager